Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	4 May 2009
SIMS METAL MANAGEMENT LIMITED EARNINGS UPDATE
Having regard to current analysts’ consensus Earnings for the Company, Sims Metal Management advises that its unaudited NPAT (net profit after tax) for the nine months to 31 March 2009 will be approximately A$79 million (pre non-cash goodwill impairment charge of A$173million, which charge was recorded in the Company’s accounts at 31 December 2008 and disclosed to the market on 19 February 2009).
The Company will provide further commentary to the market in the Release, on 7 May 2009, of its Earnings for the nine months ending 31 March 2009, which Release is subject to the approval of the Risk, Audit & Compliance Committee, and the Board, of the Company, and in the market briefing that will follow, the details of which are as below.
Sims Metal Management will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY09 Third Quarter Results Briefing
FROM AUSTRALIA

Date:	7 May 2009
Time:	9:00 am (Australian Eastern Standard Time)
FROM UNITED STATES

Date:	6 May 2009
Time:	6:00 pm (Central Standard Time)/7:00 pm (Eastern Standard Time)
Dial in numbers for the Conference Call are as follows:
•	Australia — 1800 148 258

•	United States — 1866 586 2813

•	International — +61 2 8524 6650

•	Conference ID — 96658268

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has over 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).

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